EXHIBIT 21


         SUBSIDIARIES OF CORNERSTONE REALTY INCOME TRUST, INC. The Company is the sole member of CRIT-NC, LLC, a Virginia limited liability company.

         The Company is the sole general partner of and owns 1,403,445 Partnership Units in Cornerstone REIT Limited Partnership, a Virginia limited partnership. Cape Landing Apartments, LLC, a North Carolina limited liability company (which is not an affiliate of the Company) is the sole limited partner of and owns 185,887 Partnership Units in Cornerstone REIT Limited Partnership.

         The Company owns all of the issued preferred shares (consisting in each case of 100 preferred shares) of Apple Residential Management Group, Inc., a Virginia corporation, and Apple Residential Advisors, Inc., a Virginia corporation. All of the issued common shares of these corporations (consisting in each case of 100 common shares) are owned by Glade M. Knight.